LION LAND BERHAD (415-D)
A Member of The Lion Group

1 July 2002

02042775

02 JUL 23 AM 10:34

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 28 June 2002, Re: Proposed Change of Company Name for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

dlw 7/23

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

Proposed Change of Company Name

Ownership transfer to LLB on 28-06-2002 06:13:26 PM
Submitted by LLB on 28-06-2002 06:19:37 PM
Reference No LL-020628-82785

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Land Berhad**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Proposed company name : **LION INDUSTRIES CORPORATION BERHAD**

Remarks : **The Board of Directors of Lion Land Berhad wishes to announce that the Company proposes to change its name to "Lion Industries Corporation Berhad" ("Proposed Change of Name").**

The Proposed Change of Name is to better reflect the activities of the Group in the manufacture of steel bars, wire rods and hot briquetted iron, manufacture of printing and writing paper and integrated wood-based activities, brewery and educational services pursuant to the Proposed Group Wide Restructuring Scheme ("Proposed GWRS") undertaken by the Company.

The property development activity of the Company shall cease to be a core business of the Company pursuant to the Proposed GWRS.

The proposed name "Lion Industries Corporation Berhad" was approved by the Registrar of Companies ("ROC") on 25 June 2002. The Proposed Change of Name is subject to the approval of the shareholders of the Company at an Extraordinary General Meeting to be convened.

The Proposed Change of Name will be effective from the date of the issuance of the Certificate of Incoporation on Change of Name by the ROC.

LION LAND BERHAD (415-D)

Secretary

28 JUN 2002

LION LAND BERHAD (415-D)

A Member of The Lion Group

7 May 2002

02 JUL 23 AM 10:23

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 6 May 2002, Re: Lion Land Berhad - Proposed debt restructuring scheme of Amsteel Mills Sdn. Bhd. and

b) General Announcement dated 6 May 2002, Re: Acquisition of subsidiaries.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to LLB on 06-05-2002 05:51:10 PM
Submitted by LLB on 06-05-2002 05:56:23 PM
Reference No LL-020506-61D60

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

LION LAND BERHAD (415-D)
Secretary
06 MAY 2002

* Subject :
Acquisition of subsidiaries

* **Contents :-**

The Company wishes to announce the following :

1) the acquisition of the entire issued and paid-up capital of Rhu Pinang Sdn Bhd ("Rhu Pinang"), a company incorporated under the Companies Act, 1965, for a cash consideration of RM2.00.

2) the incorporation of a wholly-owned subsidiary, LLB Harta (L) Limited ("LLB Harta"), under the Offshore Companies Act, 1990 with an issued and paid-up capital of USD1.00.

Information on Rhu Pinang and LLB Harta are set out in Table I.

Rhu Pinang and LLB Harta were acquired/incorporated to undertake certain transactions proposed under the debt restructuring scheme of the Company announced on 5 July 2000, 8 October 2001 and 26 March 2002 in respect of the proposed group wide restructuring scheme.

None of the Directors of the Company has any interest direct or indirect in the aforesaid acquisition/incorporation.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

	Rhu Pinang	LLB Harta
Date of incorporation	20.3.2002	23.4.2002
Authorised Capital	RM100,000 divided into 100,000 ordinary shares of RM1.00 each	USD10,000 divided into 10,000 ordinary shares of USD1.00 each

Issued and paid-up capital	RM2.00 divided into 2 ordinary shares of RM1.00 each fully paid	USD1 comprising 1 ordinary share of USD1.00 each fully paid

LION LAND BERHAD (415-D)

Secretary

06 MAY 2002

Form Version 2.0

General Announcement

Ownership transfer to LLB on **06-05-2002 05:51:10 PM**
Submitted by LLB on **06-05-2002 05:56:21 PM**
Reference No **LL-020506-61D5F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Lion Land Berhad
- Proposed debt restructuring scheme of Amsteel Mills Sdn. Bhd

* **Contents :-**

The Company wishes to announce that Amsteel Mills Sdn. Bhd. ("AMSB"), a 99% owned subsidiary of the Company, had on 3 May 2002 filed an application pursuant to Section 176 subsection (1) of the Companies Act, 1965 with the High Court to seek a Court order to convene meetings of creditors for the purpose of approving the scheme of compromise and arrangement proposed to be made between AMSB and its financial institution ("FI") creditors and non-FI creditors (collectively "Scheme Creditors") to facilitate the settlement of the debts owing to the Scheme Creditors ("Proposed Scheme").

The Proposed Scheme is envisaged to facilitate AMSB to fully meet its financial obligations to the Scheme Creditors over a period of time.

AMSB did not apply to the Court for an order to restrain legal proceedings against AMSB under Section 176 subsection (10) of the Act.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

06 MAY 2002

LION LAND BERHAD (415-D)
A Member of The Lion Group

02 JUL 23 AM 10:12

8 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 8 July 2002, Re: Lion Land Berhad ("the Company") - Dilution of the Company's equity interest in LLB Courts Sdn. Bhd. for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LLB on **05-07-2002 05:21:32 PM**
Submitted by LLB on **05-07-2002 05:29:39 PM**
Reference No **LL-020705-364A4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

Lion Land Berhad ("the Company")
- Dilution of the Company's equity interest in LLB Courts Sdn. Bhd. ("LLB Courts")

* **Contents :-**

The Company wishes to announce that on 28 June 2002, pursuant to an enlargement of the paid-up capital in LLB Courts from RM63,000 to RM130,000 resulting in a dilution of the Company's equity interest to 48% ("Dilution"), LLB Courts and its subsidiary, Secomex Manufacturing (M) Sdn Bhd have ceased to be subsidiaries of the Company.

None of the Directors of the Company has any interest, direct or indirect, in the Dilution.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

-5 JUL 2002